UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 14, 2015

(Date of earliest event reported)

Atlantic Capital Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Georgia	333-204855	20-5728270
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3280 Peachtree Road NE, Suite 1600

Atlanta, Georgia 30305

(Address of principal executive offices)

(Zip Code)

(404) 995-6050

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On September 14, 2015, Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) the parent company of Atlantic Capital Bank, entered into subscription agreements under which Atlantic Capital will issue, through a private placement, $50 million in aggregate principal amount of Fixed-to-Floating Rate Subordinated Notes due 2025 (the “Notes”) to certain institutional accredited investors. The Notes will be issued under an Issuing and Paying Agency Agreement, dated September 14, 2015, between Atlantic Capital and U.S. Bank, National Association, as the issuing and paying agent (the “IPAA”). The maturity date of the Notes will be September 30, 2025. The transaction is expected to close on September 28, 2015.

From and including September 28, 2015 to but excluding September 30, 2020, the Notes will bear interest at the rate of 6.25% per year and will be payable semi-annually in arrears on March 30 and September 30 of each year, beginning on March 30, 2016. From and including September 30, 2020 to the maturity date or early redemption date, the Notes will bear interest at a variable rate per year equal to the three-month LIBOR rate plus 468 basis points, payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year. The Notes will be Atlantic Capital’s subordinated, unsecured obligations and will rank pari passu with all of Atlantic Capital’s future subordinated debt and will be junior to all of Atlantic Capital’s existing and future senior debt, including Atlantic Capital’s secured debt. Prior to September 30, 2020, Atlantic Capital generally will not be able to redeem the Notes. From and after September 30, 2020, in accordance with their terms, Atlantic Capital will be able to redeem the Notes, in whole or in part, at its option. Any redemption of the Notes will be subject to the prior approval of the Federal Reserve. Purchasers of the Notes should not expect that Atlantic Capital will redeem the Notes prior to maturity, notwithstanding the redemption features of the Notes.

The sale of the Notes is expected to yield net proceeds of approximately $49 million, and the Notes will be treated as Tier 2 capital as provided in Federal Reserve capital rules. Atlantic Capital expects to use the net proceeds from the offering primarily to fund the approximately $47 million to $55 million of cash consideration to be paid to shareholders of First Security Group, Inc. (“First Security”) in connection with the merger of First Security with and into Atlantic Capital (the “Merger”).

The IPAA and the form of Note are filed with this Current Report on Form 8-K as Exhibits 4.1 and 4.2, respectively. The above summaries of the IPAA and the Notes do not purport to be a complete description of such documents and are qualified in their entirety by reference to the documents attached hereto.

Item 8.01.	Other Events.

Atlantic Capital expects the effective time of the Merger to occur on October 31, 2015. Computershare, Atlantic Capital’s exchange agent, must receive properly executed election forms from FSGI shareholders wishing to make an election with respect to the type of merger consideration before the close of business on October 26, 2015.

Additional Information About the Atlantic Capital/First Security Transaction:

This communication relates to the proposed merger transaction involving Atlantic Capital and First Security. In connection with the proposed merger, Atlantic Capital and First Security have filed a definitive joint proxy statement/prospectus on Form S-4 and other relevant documents concerning the Merger with the Securities and Exchange Commission (the “SEC”), which were mailed to shareholders on or about September 18, 2015. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY

REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC CAPITAL, FIRST SECURITY AND THE PROPOSED MERGER. Investors are able to obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by Atlantic Capital will be available free of charge from Carol Tiarsmith, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, 3280 Peachtree Road, N.E., Suite 1600, Atlanta, Georgia, 30305, telephone: (404) 995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock, Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 308-2075.

Atlantic Capital, First Security and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the shareholders of First Security in connection with the proposed merger. Information about the directors and executive officers of Atlantic Capital is included in the definitive joint proxy statement/prospectus filed with the SEC on September 15, 2015. Information about the directors and executive officers of First Security is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 29, 2015. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction is included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC as they become available.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995:

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This communication reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Atlantic Capital and First Security. These forward-looking statements are subject to a number of factors and uncertainties which could cause Atlantic Capital’s, First Security’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Atlantic Capital nor First Security assumes any duty to update forward-looking statements. In addition to factors previously disclosed in First Security’s reports filed with the SEC and those identified elsewhere in this communication, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Atlantic Capital and First Security and between Atlantic Capital Bank and FSGBank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Atlantic Capital’s and First Security’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “will,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Atlantic Capital’s and First Security’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Atlantic Capital’s shareholders or First Security’s shareholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) severe catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; (20) competition from other financial services companies in the companies’ markets could adversely affect operations; and (21) Atlantic Capital may not be able to raise sufficient financing to consummate the merger. Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the proposed merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Issuing and Paying Agency Agreement, dated as of September 14, 2015, between Atlantic Capital Bancshares, Inc. and U.S. Bank National Association

4.2	Form of 6.25% Fixed-to-Floating Rate Subordinated Note due 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic Capital Bancshares, Inc.

By:	/s/ Carol H. Tiarsmith
Carol H. Tiarsmith
Executive Vice President and Chief Financial Officer

September 18, 2015

EXHIBIT INDEX

Exhibit No.	Description

4.1	Issuing and Paying Agency Agreement, dated as of September 14, 2015, between Atlantic Capital Bancshares, Inc. and U.S. Bank National Association

4.2	Form of 6.25% Fixed-to-Floating Rate Subordinated Note due 2025